KEFEI LI DIRECT DIAL +8610 5905 5610 +86135 1106 5480 DIRECT FAX +8610 6505 5360 EMAIL ADDRESS kefei.li@sidley.com	SIDLEY AUSTIN LLP 盛德国际律师事务所 SUITE 608, TOWER C2, ORIENTAL PLAZA, NO.1 EAST CHANG AN AVENUE, DONG CHENG DISTRICT, BEIJING — TEL: +86 10 5905 5588 FAX: +86 10 6505 5360 November 21, 2018

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Christopher Dunham, Staff Attorney

Erin Purnell, Staff Attorney

William Schroeder, Staff Accountant

Benjamin Phippen, Staff Accountant

Re:	Puyi Inc.
Response to the Staff’s Comment Letter Dated November 20, 2018

Dear Mr. Dunham, Ms. Purnell, Mr. Schroeder and Mr. Phippen,

On behalf of our client, Puyi Inc., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 20, 2018. Concurrently with the submission of this letter, the Company is filing herewith its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

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Business Our Services Products Distributed Online, page 92
1.	We note that on page 93, you quantify the number of funds distributed and provide aggregate transaction values for your asset management plan products. Please revise your disclosure with respect to your publicly raised fund products and your exchange administered products to include similar information.

In response to the Staff’s comment, the Company has added the disclosure on page 92 of the Registration Statement to provide the number of products distributed and the aggregate transaction values, for its publicly raised fund products and exchange administered products, respectively.

Description of American Depositary Shares Limitations on Obligations and Liability
Jurisdiction and Arbitration, page 134
2.

We note your revised disclosure that the deposit agreement includes an exclusive jurisdiction provision as well as the right of the depositary to refer any claims brought for arbitration. Please further disclose here and in your risk factors how the exclusive jurisdiction provision and the arbitration provision impacts ADS holders, and address any question as to the enforceability of the arbitration provision. Moreover, please disclose in both your registration statement and the depositary agreement that despite agreeing to the arbitration provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has added (i) a risk factor on pages 38 and 134 of the Registration Statement addressing the impact of the exclusive jurisdiction provision and the arbitration provision on ADS holders; and (ii) disclosure that despite agreeing to the arbitration provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder. In addition, the Company supplementally advises the Staff that the arbitration provisions of the deposit agreement only relate to claims arising out of or in connection with the contractual relationship created by the deposit agreement.

The Staff’s comment on the depositary agreement is duly noted and the Company would include the required provision thereunder and file the depositary agreement in due course.

Jury Trial Waiver, page 135
3.

We note your revised disclosure that the deposit agreement includes a jury trial waiver which applies to claims under the federal securities laws. Please further disclose here and in your risk factors how the waiver impacts ADS holders and address any questions as to the enforceability of this provision. Moreover, please disclose in both your registration statement and the depositary agreement that despite agreeing to this provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has added a risk factor on pages 38 and 135 of the Registration Statement regarding (i) the impact of the waiver of jury trial provision in the deposit agreement on the rights of ADS holders; (ii) the enforceability of this provision, whereby the disclosure clarifies that by agreeing to the provision, ADS holders will not be deemed to have waived the Company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

The Staff’s comment on the depositary agreement is duly noted and the Company would include the required provision thereunder and file the depositary agreement in due course.

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If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 10 5905 5610 or via email at Kefei.li@sidley.com. Questions relating to accounting and auditing matters of the Company may also be directed to audit engagement partner at Marcum Bernstein & Pinchuk LLP, Charles Yin, by telephone at (86) 20-3877-1089, or by email cherry.xiang@marcumbp.com.

Very truly yours,

/s/ Kefei Li
Kefei Li

Enclosures

cc:	Haifeng Yu, Chief Executive Officer, Puyi Inc.
Hu Anlin, Chief Financial Officer, Puyi Inc.
Charles Yin, Partner, Marcum Bernstein & Pinchuk LLP

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